Exhibit 11

EXECUTION VERSION

VOTING AGREEMENT

THIS VOTING AGREEMENT, dated as of June 2, 2013 (this “Agreement”), among Fairfax Financial Holdings Limited, a Canadian Corporation (“Parent”), Thomas W. Mueller and The Mark C. Mueller Trust (together with Thomas W. Mueller, the “Shareholders” and each a “Shareholder”), solely in the Shareholders capacity as owners of common shares, par value $0.01 per share (“Shares”) of American Safety Insurance Holdings Ltd., a Bermuda exempted limited company (the “Company”).

WHEREAS, on June 2, 2013, Parent, a wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”; capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that each Shareholder enter into this Agreement, and in order to induce Parent and Merger Sub to enter into the Merger Agreement, each Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration for the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Agreement to Vote. At every meeting of the shareholders of the Company at which the adoption of the Merger Agreement and the approval of the Merger shall be voted upon and at every postponement or adjournment thereof, each Shareholder irrevocably agrees to appear at such meeting and vote (in person or by proxy) all of the Voting Shares (as hereinafter defined ) entitled to be voted thereat or to cause all of the Voting Shares to be voted (i) in favor of the adoption of the Merger Agreement and approval of the Merger; (ii) against any action, agreement or transaction (other than the adoption of the Merger Agreement or the approval of the Merger) or proposal (including an Acquisition Proposal) that would reasonably be expected to result in a breach of any material covenant, representation or warranty or any other material obligation or agreement of the Company under the Merger Agreement or that would reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the Merger and the Transactions that is voted upon by the Shareholders of the Company; provided, however, the foregoing shall be of no further force and effect in the event there has been a Change in Board Recommendation. Each Shareholder acknowledges receipt and review of a copy of the Merger Agreement.

2. Grant of Proxy. In furtherance of the agreements contained in Section 1 of this Agreement and as security for such agreements, each Shareholder hereby irrevocably appoints Parent, the executive officers of Parent, and each of them individually, as the sole and exclusive attorneys-in-fact and proxies of each of the Shareholders, for and in the name, place and stead of each of the Shareholders, with full power of substitution and resubstitution, to vote, grant a consent or approval in respect of, or execute and deliver a proxy to vote, if and to the extent either of the Shareholders fail to comply with the agreements contained in Section 1 of this Agreement, the Voting Shares, (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including an Acquisition Proposal) that would reasonably be expected to result in a breach of any material covenant, representation or warranty or any other material obligation or agreement of the Company under the Merger Agreement or that would reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered voted upon by the Shareholders of the Company; provided, however, the foregoing shall be of no further force and effect in the event there has been a Change in Board Recommendation. THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST.

3. Representations and Warranties. Each of the Shareholders, jointly and severally, represents and warrants that:

(a) (i) Schedule I to this Agreement sets forth the number of Shares (“Voting Shares”), of which each Shareholder owns of record or otherwise has the power to vote, (ii) each Shareholder owns its respective Voting Shares, free and clear of any claims, liens, charges, encumbrances, voting agreements and commitments of any kind (other than this Agreement) and (iii) each Shareholder has the power to vote all the Voting Shares without restriction (other than as contemplated by this Agreement) and (iv) no proxies heretofore given in respect of any or all of the Voting Shares are irrevocable and that any such proxies have heretofore been revoked. If, after the date hereof, either Shareholder acquires the power to vote Voting Shares not set forth in Schedule I, such Shares shall be deemed to be Voting Shares of such Shareholder for all purposes of this Agreement.

(b) (i) Each Shareholder has all necessary power and authority to enter into this Agreement; (ii) this Agreement has been duly and validly executed and delivered by each of the Shareholders and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of each of the Shareholders, enforceable against the Shareholders in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally and, by general principles of equity, including good faith and fair dealing, regardless whether in a proceeding at equity or at law); and (iii) the failure of the spouse, if any, of Thomas W. Mueller to be a party or signatory to this Agreement shall not (x) prevent Thomas W. Mueller from performing his obligations contemplated hereunder or (y) prevent this Agreement from constituting the legal, valid and binding obligation of Thomas W. Mueller in accordance with its terms.

(c) (i) no filing with, and no permit, authorization, consent or approval of any state, federal or foreign governmental authority is necessary on the part of either Shareholder for the execution and delivery of this Agreement by such Shareholder and, except as contemplated by the Merger Agreement, the consummation by such Shareholder of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by either Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (x) result in the creation of a lien on any of the Voting Shares or (y) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of the Voting Shares, except in the case of (x) or (y) for violations, breaches or defaults that would not in the aggregate materially impair the ability of such Shareholder to perform such Shareholder’s obligations hereunder.

4. Remedies. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each party hereto shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States, Bermuda or any jurisdiction having subject matter jurisdiction. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. Termination. This Agreement and all of the rights and obligations of the parties hereunder (except Section 9) shall terminate and cease to have any force or effect, without any further action by any party, upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time. Section 9 shall survive the termination of this Agreement. Nothing in this Section 5 shall relieve any party of liability for any breach of this Agreement.

6. Transfer of Shares. Each Shareholder agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of such Shareholder’s Voting Shares or otherwise agree to do any of the foregoing, (b) deposit such Voting Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of such Voting Shares or (d) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing such Shareholder’s obligations hereunder; provided, however, such Shareholder may transfer any or all of its Voting Shares to any person who shall have prior to such transfer executed and delivered to Parent a joinder to this Agreement reasonably acceptable to Parent pursuant to which such person agrees to be bound by all of the terms and provisions of this Agreement. Any transfer in breach of this Section 6 shall be void.

7. No Solicitation of Transactions. Neither Shareholder shall (a) directly or indirectly, through any officer, director, agent or otherwise, engage in any action prohibited by Section 6.03 of the Merger Agreement, or (b) direct or cause such Shareholder’s Representatives to engage in any action prohibited by Section 6.03 of the Merger Agreement. The Shareholders shall promptly advise Parent and the Company orally and in writing of (a) any Acquisition Proposal or any request for information with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and the identity of the person making such Acquisition Proposal or request and (b) any changes in any such Acquisition Proposal or request.

8. Agreement Solely as Shareholders. Each of the Shareholders are entering into this Agreement solely in their respective capacities as record holder or beneficial owner of Shares and nothing herein shall limit or affect any actions taken by either Shareholder or any employee, officer, director, partner or other affiliate of such Shareholder, in such Shareholder’s capacity as a director or officer of the Company (or a Company Subsidiary).

9. Miscellaneous.

(a) Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

(c) Counterparts; Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(d) Titles and Subtitles. The titles and subtitles used herein are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e) Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(f) Severability. If any provision of this Agreement or the application thereof to any person (including, the officers and directors of the Company) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

(g) Parent Acknowledgement. Parent acknowledges that other than as set forth in Section 3, the Shareholders make no representation or warranty, express or implied.

(h) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be executed as of the date first written above

Fairfax Financial Holdings Limited

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Vice President

/s/ Thomas W. Mueller
Name: Thomas W. Mueller

The Mark C. Mueller Trust

By:	/s/ Thomas W. Mueller
Name: Thomas W. Mueller
Title: Trustee

Schedule I

Thoms Mueller – 165,677 Shares (includes 142,745 Shares held of record by The Mark C. Mueller Trust for which Mr. Thomas Mueller is the sole trustee)

The Mark C. Mueller Trust – 142,745 Shares